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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                   FORM 12b-25

                                                   Commission File Number 1-9579
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                           NOTIFICATION OF LATE FILING

  (Check One): /X/ Form 10-K    / / Form 11-K    / / Form 20-F    / / Form 10-Q

               / /  Form N-SAR

For Period Ended: October 31, 1999
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/ /  Transition Report on Form 10-K    / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F    / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant Ecogen Inc.
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Former name if applicable
                               N/A
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Address of principal executive office (Street and number)
   2000 West Cabot Boulevard #170
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City, State and Zip Code   Langhorne, PA  19047-1811
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                      PART II.  RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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/X/  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Data and other information regarding certain material operations of
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the Company required for the filing are not currently available and could not
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be made available without unreasonable effort and expense.
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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

  Mary E. Paetzold                     (215)                      757-1590
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      (Name)                         (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                            /X/ Yes / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                               /X/ Yes / / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant anticipates that its net loss increased from ($3.0) million
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in fiscal year 1998 to approximately ($8.6) million in fiscal year 1999. This
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increase was primarily the result of $4.6 million lower contract research
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revenue from Monsanto Company due to the expiration of the research and
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development agreement with Monsanto Company and $.5 million gain recognized in
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fiscal year 1998 on the sale of a product line. The net loss allocable to common
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stockholders is expected to increase from ($3.1) million in fiscal 1998 to
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approximately ($9.8) million in fiscal year 1999 due to the items listed above
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and an increase of $1.0 million in dividends on preferred stock, principally due
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to $.8 million of assumed incremental yield in fiscal year 1999.
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                                   Ecogen Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date January 31, 2000         By:  /s/: James P. Reilly, Jr.
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                            Name:  James P. Reilly, Jr.
                           Title:  Chairman and
                                   Chief Executive Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((0)232.201 or (0)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((0)232.13(b) of this chapter). [Added in Release No. 34-31905 (85,111), effective April 26, 1993, 58 FR 14628; and Release No.
      34-35113 (85,475), effective January 30, 1995, 59 F.R. 67752.]